EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three months ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	April 30, 2020 $	January 31, 2020 $
Assets	(unaudited)

Current assets
Cash	1,137,958	2,681,704
Cash – restricted (Note 5)	600,000	600,000
Amounts receivable	138,068	137,367
Inventory (Note 6)	84,659	–
Prepaids and other current assets	92,961	61,467

Total current assets	2,053,646	3,480,538

Deposits	177,300	177,300
Property and equipment, net (Note 7)	539,123	540,245
Intangible assets, net (Note 8)	845,722	801,058
Right-of-use assets (Note 9)	3,172,330	3,251,638

Total assets	6,788,121	8,250,779

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	527,955	890,138
Due to related parties (Note 17)	3,538	1,788
Lease liability (Note 9)	6,150	68,138

Total current liabilities	537,643	960,064

Lease liability (Note 9)	3,275,085	4,634,154

Total liabilities	3,812,728	5,594,218

Shareholders’ Equity
Common shares (Note 11)	37,521,602	37,519,448
Reserves (Notes 12 and 13)	19,641,015	19,625,602
Accumulated other comprehensive income	94,323	172,027
Accumulated deficit	(54,281,547)	(54,660,516)

Total shareholders’ equity	2,975,393	2,656,561

Total liabilities and shareholders’ equity	6,788,121	8,250,779

Nature of operations and going concern (Note 1), commitments and contingencies (Note 17) and events after the reporting date (Note 22)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”              Director

“Ralph Anthony Pullen”         Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (unaudited)

(Expressed in Canadian dollars)

	Three Months Ended
	April 30, 2020 $	April 30, 2019 $
		(Note 23)
Revenue	–	–

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 7 and 8)	46,145	241,099
Amortization of right-of-use assets (Note 9)	18,827	103,498
Consulting fees	141,881	222,480
Foreign exchange gain	(46,585)	(16,825)
General and administrative	100,049	114,372
Lease liability expense (Note 9)	167,358	61,391
Licensing fees	–	39,963
Professional fees	384,477	347,002
Research and development	31,771	59,417
Wages, salaries and employment expenses	258,937	505,056
Write-off of equipment (Note 7)	–	3,901

Total expenses	1,102,860	1,681,354

Loss from operations	(1,102,860)	(1,681,354)

Other income (expenses)
Accretion expense on convertible debentures	–	(203,375)
Gain on abandonment of assets (Note 4)	1,481,829	–
Interest expense	–	(87,457)
Other income	–	26,642

Total other income (expenses)	1,481,829	(264,190)

Net income (loss)	378,969	(1,945,544)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	(77,704)	120,705

Net comprehensive income (loss)	301,265	(1,824,839)

Net income (loss) per share, basic and diluted	0.02	(0.19)

Weighted average shares outstanding, basic and diluted (Note 22(g))	17,209,092	9,953,568

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency
	Shares # (Note 22(g))	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2019	9,689,966	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 11(b) and 11(d))	19,623	45,129	(10,000)	–	–	–	35,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 11(c))	169,032	338,065	–	–	–	–	338,065
Common shares and warrants issued for cash (Note 11(e))	665,000	1,330,000	–	–	–	–	1,330,000
Common shares and warrants issued as share issue costs (Notes 11(e))	50,800	(99,804)	–	19,804	–	–	(80,000)
Share-based payments (Note 13)	–	–	–	5,896	–	–	5,896
Foreign currency translation adjustment of foreign operations	–	–	–	–	120,705	–	120,705
Net loss	–	–	–	–	–	(1,945,544)	(1,945,544)

Balance – April 30, 2019	10,594,422	23,009,389	–	17,063,902	243,770	(37,017,298)	3,299,763

Balance – January 31, 2020	17,208,112	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued for services (Note 11(a))	2,872	2,154	–	–	–	–	2,154
Share-based payments (Note 13)	–	–	–	15,413	–	–	15,413
Foreign currency translation adjustment of foreign operations	–	–	–	–	(77,704)	–	(77,704)
Net income	–	–	–	–	–	378,969	378,969

Balance – April 30, 2020	17,210,984	37,521,602	–	19,641,015	94,323	(54,281,547)	2,975,393

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

(Expressed in Canadian dollars)

	Three Months Ended
	April 30, 2020 $	April 30, 2019 $
Operating activities
Net income (loss)	378,969	(1,945,544)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization and depreciation of equipment and intangible assets	46,145	241,099
Amortization of right-of-use assets	79,308	103,498
Common shares issued for services	2,154	15,129
Foreign exchange (gain) loss	(24,131)	33,479
Gain on extinguishment of lease liability (Note 9)	(1,474,092)	–
Interest accretion	–	203,375
Loss on impairment of equipment (Note 7)	–	3,901
Share-based compensation	15,413	5,896
Changes in working capital accounts:
Amounts receivable	(700)	(7,714)
Prepaids and other current assets	(31,125)	24,095
Inventory	(83,837)	–
Accounts payable and accrued liabilities	(183,738)	1,239,108
Due to related parties	1,749	(176,029)
Deferred revenue	–	(159,852)
Net cash used in operating activities	(1,273,885)	(419,559)

Investing activities
Purchase of intangible assets	(86,492)	–
Net cash used in investing activities	(86,492)	–

Financing activities
Lease payments	(186,710)	(133,995)
Repayment of convertible debenture, net	–	(750,000)
Payment for debt modification	–	(250,000)
Proceeds from issuance of common shares and warrants, net	–	1,250,000
Proceeds from promissory note	–	276,000
Net cash (used in) provided by financing activities	(186,710)	392,005

Effects of exchange rate changes on cash	3,341	(1,831)

Net change in cash	(1,543,746)	(29,385)
Cash – beginning of period	3,281,704	74,800

Cash – end of period	1,737,958	45,414

Supplemental cash flow disclosures (Note 14)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002.  The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these condensed consolidated interim financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material.  As at April 30, 2020, the Company has not earned any revenue and has an accumulated deficit of $54,281,547. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)).  Management intends to continue to pursue additional financing through issuances of equity.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. In addition, the Company continues procurement of its products set to launch in the US and anticipates its US launch to continue once the current pandemic situation improves. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB.  They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2020 and should be read in conjunction with those audited consolidated financial statements.  These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on June 29, 2020.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for cash and financial instruments classified as fair value through profit or loss that have been measured at fair value, and are presented in Canadian dollars.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

	(c)	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
Pivot Pharmaceuticals Manufacturing Corp.	100%	Canada
BetterLife Pharma US Inc.	100%	U.S.A.
Pivot Naturals, LLC (divested February 2020)	100%	U.S.A.
Thrudermic, LLC	100%	U.S.A.
Pivot Europe Pharmaceuticals AG	100%	Lichtenstein

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements:

Estimated useful life of long-lived assets

Judgment is used to estimate each component of a long-lived asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, it could result in an increase or decrease in the annual amortization expense, and future impairment charges or recoveries.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

Impairment of long-lived assets

Property and equipment and definite lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Indefinite lived intangible assets, including goodwill, are tested for impairment annually. For the purposes of measuring recoverable values, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest levels for which there are separately identifiable cash flows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable value is the greater of an asset’s fair value less costs of disposal and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Business combinations

Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case by case basis. As outlined in IFRS 3 Business Combinations, the components of a business must include inputs, processes and outputs.

Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

Leases

Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Leases requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

Going concern

The global outbreak of coronavirus (“COVID-19”) has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition. Refer to Note 1 for additional factors impacting going concern assessment done by management.

	(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its wholly-owned subsidiary, Pivot Pharmaceuticals Manufacturing Corp., is the Canadian dollar. The functional currency of the wholly-owned U.S. subsidiaries, BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the wholly-owned European subsidiary, Pivot Europe Pharmaceuticals AG, is Swiss Francs.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

	(f)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s cash and amounts receivable are classified in this category.

• Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)
Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities and due to related parties are measured at amortized cost.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At April 30, 2020 and January 31, 2020, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. At April 30, 2020 and January 31, 2020, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

	(g)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at FVOCI will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

	(h)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

3.	New Accounting Pronouncements

The following new accounting standards and interpretations have been adopted by the Company as of February 1, 2020.

	(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

3.	New Accounting Pronouncements (continued)

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s condensed consolidated interim financial statements.

	(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s condensed consolidated interim financial statements.

4.	Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

	•	A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and
	•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

Consideration for the Settlement Agreement included:

	•	Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% on the initial closing date (“Initial Closing Date”), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”).
	•	$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020).
	•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

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BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

4.	Settlement and Asset Abandonment (continued)

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not met the definition of discontinued operations.

5.	Cash - Restricted

Restricted cash includes cash held at the Supreme Court of British Columbia pursuant to the claim from Green Stream Botanicals Corp. (“GSB”) (Note 17(a)).

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

6.	Inventory

	April 30, 2020 $	January 31, 2020 $

Raw materials	84,659	–

	84,659	–

7.	Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Effect of foreign exchange rate changes	–	3,362	–	–	3,362

Balance, April 30, 2020	7,349	69,060	200,084	269,611	546,104

Accumulated Depreciation	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	919	3,420	–	–	4,339
Effect of foreign exchange rate changes	–	145	–	–	145

Balance, April 30, 2020	1,225	5,756	–	–	6,981

Net book value, April 30, 2020	6,124	63,304	200,084	269,611	539,123
Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245

During the three months ended April 30, 2019, the Company impaired equipment and recorded a loss on impairment of $3,901 within the condensed consolidated interim statements of comprehensive income (loss).

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

8.	Intangible Assets

Cost	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2019	319,174	830,000	–	8,137,277	9,286,451
Impairment	–	–	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	–	65,623	65,623

Balance, January 31, 2020	319,174	830,000	–	–	1,149,174
Addition (Note 4)	–	–	86,492	–	86,492

Balance, April 30, 2020	319,174	830,000	86,492	–	1,235,666

Accumulated Amortization and Impairment Losses	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2019	110,618	74,325	–	751,686	936,629
Amortization	80,173	83,000	–	820,290	983,463
Impairment	–	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	–	5,678	5,678

Balance, January 31, 2020	190,791	157,325	–	–	348,116
Amortization	19,456	20,238	2,112	–	41,806
Effect of foreign exchange rate changes	–	–	22	–	22

Balance, April 30, 2020	210,247	177,563	2,134	–	389,944

Net book value, April 30, 2020	108,927	652,437	84,358	–	845,722
Net book value, January 31, 2019	128,383	672,675	–	–	801,058

During the Company’s fiscal year ended January 31, 2020, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its RTIC Patents. With the assignment of Pivot Naturals (Note 4), the Company exited the cannabis industry in California. As a result of the exit, the Company has reduced its expectations of cash flows from the use of the RTIC Patents. The Company recorded an impairment loss on its RTIC Patents of $6,625,246 during its year ended January 31, 2020.

Weighted average life remaining on intangible assets is 6.7 years.

Weighted average life remaining on intangible assets is 6.7 years.

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

8.	Intangible Assets (continued)

BiPhasix License

On September 12, 2017, the Company entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”), a party related, at that date, by way of common officers, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products. Consideration included:

1)	Issuance of 250,000 common shares on September 12, 2017 valued at $319,174, which was recorded as an intangible asset with a corresponding credit to common shares;
2)	Issuance of 250,000 common shares of the Company upon Health Canada Natural Product Number approval (not yet issued as of the date of this report);
3)	Royalties on annual gross sales; and
4)	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval. As of April 30, 2020, no milestones have been achieved.

Solmic Patents

On October 22, 2019, the Company entered into a contract to acquire SolMic AG (“Solmic AG”). Consideration for the acquisition included CHF 10,000 to be paid in cash (paid in March 2020). In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” (“Solmic Patents”) for payments totalling EUR 50,000 (completed in March 2020).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company will account for this transaction as an asset acquisition.

9.	Operating Leases

All the operating leases of the Company relate to building leases.

On October 31, 2019, the Company entered into a lease agreement, effective November 1, 2019 and expiring on April 30, 2025, for 285-295 Kesmark Street in Quebec, Canada and a sub-lease agreement, effective November 1, 2019, as sub-lessor of 285 Kesmark Street.

During the three months ended April 30, 2020, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals (Note 4). The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market (Note 8) and the related lease liability was extinguished during the three months ended April 30, 2020.

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

9.	Operating Leases (continued)

Right-of-use Assets $

Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638
Amortization on ROU asset	(79,308)

Balance, April 30, 2020	3,172,330

The Company disposed of ROU asset net of accumulated amortization of $127,320 related to termination of its sub-lease on 295 Kesmark Street on October 31, 2019.   During the three months ended April 30, 2020, the Company recorded $60,481 (2019 - $nil) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the condensed consolidated interim statements of comprehensive income (loss).

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2019	1,776,115	(367,629)	1,408,486
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(1,474,092)
Lease liability expense	167,358
Lease payments	(186,710)
Effect of foreign exchange rate changes	72,387

Balance, April 30, 2020	3,281,235	(6,150)	3,275,085

Pursuant to the assignment of Pivot Naturals (Note 4), the Company extinguished its obligations related to its lease at 3595 Cadillac Avenue in California, U.S.A.  A gain on extinguishment of the lease liability totaling $1,474,092 is included in gain on abandonment of assets on the condensed consolidated interim statements of comprehensive income (loss).

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

9.	Operating Leases (continued)

The table below summarizes the remaining expected lease payments under the Company’s operating lease as of April 30, 2020:

Fiscal Years	$
2021	354,544
2022	504,956
2023	547,931
2024	590,906
2025	633,881
Thereafter	3,957,281
Less: imputed interest	(3,308,264)
Present value of operating lease liabilities	3,281,235

10.	Promissory Note

On March 5, 2019, the Company issued a promissory note of $300,000, bearing interest at 10% per annum and maturing on September 5, 2019. Pursuant to the issuance of this promissory note, the Company issued 10,000 common shares as a loan origination fee (Note 11(b)) and incurred cash finders’ fee of $24,000.

Interest expense for the three months ended April 30, 2020 and 2019 was $nil and $4,607, respectively. On May 31, 2019, the Company repaid the principal amount and accrued interest on the promissory note totaling $307,159.

11.	Common Shares

Unlimited number of common shares without par value

In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share (Note 22(g)). During the three months ended April 30, 2020:

(a) On March 31, 2020, the Company issued 2,872 common shares, with fair value of $10,000, pursuant to the termination of an employment agreement.

During the three months ended April 30, 2019:

(b) In March 2019, the Company issued 10,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee (Note 10) and 3,571 common shares, with fair value of $10,000, to a third party for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably.

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

11.	Common Shares (continued)

	(c)	On March 23, 2019, the Company issued 100,000 common shares to a third party for settlement of accounts payable and 69,032 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

	(d)	On April 8, 2019, the Company issued 6,052 common shares as an extension fee for an outstanding obligation.

	(e)	On April 8, 2019, a private placement was closed for an aggregate of 665,000 units, consisting of one common share and one share purchase warrant, at price of $2.00 per unit, for gross proceeds of $1,330,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.00 per share and has an expiry term of three (3) years. Finders’ fees consisted of cash payments of $80,000 and issuance of 50,800 common shares and 10,800 share purchase warrants entitling the holders to purchase one common share at a price of $3.00 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

12.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants (Note 22(g))	Weighted Average Exercise Price $ (Note 22(g))

Balance, January 31, 2019	848,605	6.18

Granted	7,125,800	3.45
Expired	(26,513)	(4.47)

Balance, April 30, 2020 and January 31, 2020	7,947,892	3.74

As at April 30, 2020, the following share purchase warrants were outstanding:

Number of Warrants (Note 22(g))	Exercise Price $ (Note 22(g))	Expiry Date

17,241	17.40	March 1, 2021
335,325	6.00	September 21, 2021
800	6.00	October 1, 2021
90,726	6.00	October 18, 2021
378,000	6.00	October 22, 2021
705,800	3.00	March 16, 2022
4,613,200	3.50	May 14, 2021
1,806,800	3.50	May 29, 2021
7,947,892

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

13.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

	(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs (Note 22(g))

Outstanding, January 31, 2019	–
Granted	275,000

Outstanding, April 30, 2020 and January 31, 2020	275,000

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. At April 30, 2020, 258,333 RSUs were vested (January 31, 2020 – 83,334).

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s performance stock units (“PSUs”):

Number of RSUs (Note 22(g))

Outstanding, January 31, 2019	–
Granted	75,000

Outstanding, April 30, 2020 and January 31, 2020	75,000

PSUs vest as follows: 18,750 PSUs vest on November 14, 2019, 28,150 PSUs vest upon financing greater than $2,500,000 obtained before July 30, 2020 (non-market performance condition) and 28,150 PSUs vest on March 31, 2021.

PSUs are settled by delivery of a notice of settlement by the PSU holder. At April 30, 2020, 18,750 PSUs were vested (January 31, 2020– 18,750).

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

13.	Long-term Incentive Plans (continued)

	(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options (Note 22(g))	Weighted Average Exercise Price (Note 22(g))	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2019	1,369,183	4.60	3.26
Granted	807,500	3.19	4.38
Forfeited/cancelled	(704,183)	(5.01)	–

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Forfeited/cancelled (Note 15)	(255,000)	(3.03)	–

Outstanding, April 30, 2020	1,217,500	3.99	2.52

Additional information regarding share purchase options as of April 30, 2020, is as follows:

Options Outstanding (Note 22(g))	Options Exercisable (Note 22(g))	Exercise Price $ (Note 22(g))	Expiry Date

200,000	200,000	1.37	December 14, 2020
250,000	250,000	9.65	February 22, 2021
200,000	200,000	1.33	December 14, 2021
5,000	5,000	4.98	November 14, 2022
260,000	260,000	4.00	June 11, 2024
75,000	75,000	3.90	July 1, 2024
10,000	7,500	2.60	September 29, 2024
15,000	11,250	1.55	October 15, 2024
15,000	11,250	2.50	October 15, 2024
7,500	–	1.50	November 3, 2024
150,000	50,000	2.50	November 13, 2024
20,000	10,000	2.50	December 26, 2024
10,000	2,500	2.50	January 20, 2023
1,217,500	1,082,500

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, 2019 to January 21, 2020
•	Risk free interest rate: 1.40% to 1.46%
•	Volatility: 93% to 112%
•	Market price of common shares on grant date: $1.10 to $4.00 (adjusted for consolidation of common shares (Note 22(g)))
•	Expected dividends: Nil%
•	Expected life: Three (3) to five (5) years
•	Exercise price: $1.50 to $4.00 (Note 22(g))

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

13.	Long-term Incentive Plans (continued)

Fair values of the options at each measurement date ranged between $0.40 to $3.20 (adjusted for consolidation of common shares (Note 22(g))). As the Company does not have sufficient historical share price information, expected volatilities were determined using historical volatilities of comparable companies. For the three months ended April 30, 2020 and 2019, share-based payments related to share purchase options totaling $15,413 and $5,896, respectively, have been recorded in the Company’s condensed consolidated interim statements of comprehensive loss. $67,581 of share-based payment expense have yet to be recognized and will be recognized in future periods.

14.	Supplemental Cash Flow Disclosures

	April 30, 2020 $	April 30, 2019 $
Components of cash:
Cash	1,137,958	45,414
Cash – restricted	600,000	–
	1,737,958	45,414

	April 30, 2020 $	April 30, 2019 $
Supplemental disclosures:
Interest paid	167,358	119,885
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued for services	2,154	15,129
Common shares issued for settlement of accounts payable	–	338,065
Common shares issued for loan origination fees	–	20,000
Common shares issued as share issue costs	–	127,000
Warrants issued for finder’s fee	–	19,804

15.	Related Party Transactions

During the three months ended April 30, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $161,217 (2019 - $391,445), and consisted of salaries, directors’ fees and share-based payments. Also during the three months ended April 30, 2020, 200,000 stock options for a former officer was forfeited. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at April 30, 2020, the Company owed $3,538 to key management and directors (January 31, 2020 - $16,647).

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

16.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.

As of April 30, 2020, the Company has not made any investment related to Pivot-Cartagena JV. During the three months ended April 30, 2020 and 2019, there were no balances or transactions related to Pivot-Cartagena JV.

17.	Commitments and Contingencies

	(a)	In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. The Company believes no service was performed by GSB and intends to vigorously defend these claims. The Company has not accrued this amount as of April 30, 2020 as management is not able to assess the likelihood of payment.

	(b)	In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims. The Company has not accrued any amounts as of April 30, 2020 as management is not able to assess the likelihood of payment.

	(c)	In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street (Note 9) and damages of approximately $395,000, which the Company intends on defending. The Company and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application. The Company has not accrued this amount as of April 30, 2020 as management is not able to assess the likelihood of payment.

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

18.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals, within three geographical areas, Canada, U.S and the E.U.

	Canada $	U.S. $	E.U. $	Total $

Three months ended April 30, 2020
Revenue	–	–	–	–
Net income (loss)	(793,775)	1,355,592	(182,848)	378,969

Three months ended April 30, 2019
Revenue	–	–	–	–
Net loss	(1,426,045)	(519,499)	–	(1,945,544)

As at April 30, 2020
Total assets	6,515,403	188,114	84,604	6,788,121
Total liabilities	3,787,351	12,157	13,220	3,812,728

As at January 31, 2020
Total assets	8,068,874	68,875	113,030	8,250,779
Total liabilities	4,130,536	1,451,065	12,617	5,594,218

19.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

The Company does not have any financial instruments measured using Level 3 inputs. The carrying amounts of cash, amounts receivable from its sub-lease of 285 Kesmark Street (Note 9) and accounts payable and accrued liabilities are considered to be a reasonable approximation of fair value because of the short-term maturity of these instruments.

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

20.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate risk, liquidity risk and currency risk.

	(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and the U.S. The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street (Note 9). The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk. As at April 30, 2020, this amounted to $1,768,740 (January 31, 2020 - $3,303,002).

	(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 21). Accounts payable and accrued liabilities, due to related parties and the current portion of lease liabilities are due within the current operating period.

	(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $1,700. The Company does not invest in derivatives to mitigate these risks.

21.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the dedevelopment and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

26

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

22.	Events After the Reporting Date

	(a)	In May 2020, the Company acquired 100% of the outstanding common shares of Opes Pharmaceuticals Inc. (“Opes”) from Altum. Subsequent to the acquisition, Opes was renamed Blife Therapeutics Inc.

	(b)	On May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum (the “Transaction”). Altum is currently preparing protocol and application to conduct clinical trials in Australia. Under the terms of the Transaction, on closing the Company will issue 1,000,000 common shares to Altum and grant to Altum 500,000 warrants to acquire an equivalent number of common shares at a price of $1.90 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trials. In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, the Company will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000. Closing is contingent on, among other things, the Company undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from a Canadian governmental research and technology organization.

	(c)	On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019: 1,386,800 warrants issued on May 30, 2019 and expiring on May 29, 2021, 4,613,200 warrants issued on May 15, 2019 and expiring on May 14, 2021 and 695,000 warrants issued on April 8, 2019 and expiring on March 16, 2022. The exercise prices of these warrants have been amended to $2.50 per warrant.

	(d)	In May 2020, the Company granted 290,000 stock options to directors, officers, consultants and key members of the Altum clinical trial team (Note 22(b)) with exercise prices between $1.80 and $2.55 and terms of five years. The Company also issued 20,000 RSUs with vesting over two years to an advisor.

	(e)	In May 2020, the Company issued a promissory note of US$200,000 to Altum, of which US$189,500 was advanced, to advance on clinical activities related to the clinical trials (Note 22(b)). The promissory note is due on the earlier of (i) July 31, 2020 (amended from June 15, 2020), (ii) the termination of the Transaction (Note 22(b)) or (iii) the second business day following the date that the Company demands repayment. If the Transaction is completed in accordance with its terms, the promissory note is non-interest bearing and the amounts outstanding shall offset (reduce) the amounts payable by the Company under the Transaction. If the Transaction is not completed in accordance with its terms or if the Transaction is terminated, Altum shall pay to the Company interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

	(f)	In May 2020, the Company secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum. Pursuant to these “hard” lock-up agreements, the Company entered into an exclusivity agreement with Altum to work towards finalizing a mutually acceptable definitive agreement for the “merger of equals” transaction.

27

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

22.	Events After the Reporting Date (continued)

(g) In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. The exercise or conversion price and the number of common shares issuable under the Company’s outstanding warrants, RSUs, PSUs and options have been proportionately adjusted to reflect the consolidation.

23.	Reconciliation from US GAAP to IFRS

The Company’s first IFRS financial statements were prepared for the year ended January 31, 2020, which included an opening IFRS statement of financial position as at February 1, 2018 for the purposes of the transition to IFRS, as required by IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”) and disclosures required for the impact of transition from United States Generally Accepted Accounting Principles (“U.S. GAAP”) to IFRS.

The Company’s condensed consolidated interim financial statements for the period ended April 30, 2019 were prepared under U.S. GAAP.

The table below present a reconciliation of comprehensive loss from the Company’s previously filed U.S. GAAP condensed consolidated interim financial statements for the period ended April 30, 2019:

Three Months Ended
April 30, 2019 $

Comprehensive loss under U.S. GAAP	1,995,839
IFRS adjustments to comprehensive loss:
Leases (Note 23(a))	(222,107)
Convertible debentures (Note 23(b))	51,107
Total IFRS adjustments to comprehensive loss	(171,000)
Comprehensive loss under IFRS	1,824,839

(a)	Leases

Under U.S. GAAP, the Company adopted ASC 842, Leases, using the modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. Under IFRS, the Company is required to recognize ROU assets and lease liabilities as at its transition date of February 1, 2018.

(b)	Convertible debentures

Under U.S. GAAP, the Company classified the balance of its convertible debentures as liabilities. The Company evaluated its convertible debentures under IFRS and determined that a residual amount is required to be assigned to an equity component.

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